

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 19, 2012

<u>Via E-mail</u>
Daniel de Liege
Chief Executive Officer and President
Alliance Media Group Holdings, Inc.
400 N. Congress Avenue Suite 130
West Palm Beach, FL 33401

> **Re:** **Alliance Media Group Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 23, 2012**
> **File No. 333-181633**

Dear Mr. de Liege:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

- Describe how and when a company may lose emerging growth company status;

- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- State your election under Section 107(b) of the JOBS Act:

o   If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

2. It appears the registration fee should be calculated by reference to Rule 457(a). Please revise footnote (1) to the fee table accordingly or explain the reference to Rule 457(e).

3. It appears from your disclosure that you may be a shell company pursuant to Rule 405 of the Securities Act. Please revise to disclose your status as a shell company or advise.

4. We note your disclosure on the cover page that the initial offering price of $1.00 per share is the price paid by the selling shareholders, although from your disclosure it does not appear that all of the selling shareholders paid that price. Please revise the disclosure at each relevant place in the filing to provide the basis for setting the share price in this offering at $1.00. Your explanation should address the fact that the $1.00 per share price was the original price paid by some of the selling shareholders and discuss the fact that this prohibits those selling shareholders from making any profit on sales unless and until there is an active trading market. Alternately, increase the fixed price and pay the additional filing fee.

5. Please include the dealer prospectus delivery requirements on the outside back cover page of your prospectus. Refer to Item 502(b) of Regulation S-K.

Summary, page 1

The Company, page 1

6. Please disclose in one of the opening paragraphs that you have not generated revenues, your net losses to date, for the most recent audit period and any interim stub, and that your auditor has expressed substantial doubt regarding your ability to continue as a going concern.

7. Please disclose in the summary your cash on hand and monthly burn rate and that your current capital resources are not adequate to fund your requirements for the eight months subsequent to April 30, 2012. We note in this regard your disclosure in the first risk

factor on page 6. Please also disclose your current cash balance as of the most recent practicable date. Revise to update your cash balance on hand with any subsequent amendments. Similarly revise under "Plan of Operation," at page 15.

Risk Factors, page 4

Our independent auditors have expressed substantial doubt about our ability, page 4

8. Please clarify in this risk factor the specific factors which led your auditor to express substantial doubt regarding your ability to continue as a going concern.

Our officers and directors devote limited time to, page 5

9. Please revise to quantify the amount of time each officer is expected to contribute to you on a weekly basis and expand this risk factor to describe the risks of conflicts of interest because your officers and directors are involved with other activities and you lack a policy for resolution of such conflicts. We note in this regard your disclosure on page 20.

We do not have inadequate insurance coverage, page 8

10. The risk factor discussion seems to indicate that you do not have adequate insurance coverage. As such, please revise this risk factor subheading or advise.

Dilution, page 12

11. We note your disclosure that some of the shares will be issued upon conversion of certain convertible securities. Please advise as to which of the transactions that you disclose, as recent sales of securities from which the selling shareholders acquired the shares, that you are referring to.

Management's Discussion and Analysis, page 15

Plan of Operation, page 15

12. Please revise this entire section to add specificity about your business plan and the obstacles you face in implementation. In doing so, please add additional detail where possible about costs, milestones, timelines, and any additional financing needed and your plans for obtaining such additional financing. If additional financing is currently not available, please make that clear. Also, if any of the revised disclosure suggests that revisions to the Prospectus Summary and Risk Factors are necessary, please make the appropriate changes.

13. Please disclose here whether your principals have made formal or informal arrangements to advance funds to you. If so, disclose the nature of those arrangements.

14. Please disclose how you expect to create or acquire motion picture rights to a film.

15. We note your disclosure on page 10 that you expect to make motion pictures with production budgets of $3 to $10 million or more. Please disclose how you anticipate this budget will be allocated for each of the six stages of a film product, which parties are responsible for financing at each stage, and the anticipated sources of funds to the extent you are responsible for financing.

16. We note your summary disclosure captioned "Motion Picture Industry Overview" and "Motion Picture Marketing Plan." Please revise this section to include detailed disclosure of the independent motion picture industry and disclosure of your specific plans to market, advertize, and promote films that you develop.

17. In this regard, please discuss how you will advertise and promote your films once they have been rented or licensed. In particular, explain how you expect to "maintain oversight" over the advertising and promotion of your productions.

18. Given that there appear to be significant differences between the business of film production and the business of film distribution, please discuss in detail your business plan with respect to distribution in a separately captioned subsection within your Plan of Operations.

19. Please clarify whether you intend to limit the films you produce to "faith-based or church promotions" and discuss whether there are any material differences in this target audience compared to the market for independent films as a whole. Please expand your disclosure to clarify what is meant by "faith-based or church promotions" and if this means that the content of the productions are to be faith-based as well. Provide clarifying disclosure under "Motion Picture Marketing Plan," at page 3, and anywhere else this is discussed.

20. Please describe in detail here the "target-specific marketing plans" you reference in the fourth paragraph on page 3.

21. Please describe here the efforts referenced in the last sentence of the fourth paragraph on page 3. Disclose which of your management worked on the production of *The Passion of the Christ* and in what capacities.

22. Please disclose the extent to which you expect to rely on actors, screenwriters, and others who may be represented by various movie industry unions and, if so, discuss how this is expected to affect your business.

23. Please disclose in a separately captioned section government regulations applicable to the movie production and distribution industries which are expected to materially affect your business.

Directors and Executive Officers, page 18

24. For each director, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant at the time that the disclosure is made, in light of the registrant's business and structure. Refer to Item 401(e)(1) of Regulation S-K.

Certain Relationships and Related Transactions, page 19

25. Please revise the first paragraph on page 20 to specifically disclose other business activities engaged in by each of your officers and directors which may conflict with you or advise.

Selling Security Holders, page 21

26. Please disclose in a footnote to the table of selling security holders the natural person(s) who exercise voting power and investment power over the shares of common stock held by AIH, LLC.

27. Please briefly clarify, perhaps by footnote, which of the recent sales of unregistered securities the selling shareholders received the shares listed in the selling shareholder table.

Plan of Distribution, page 24

28. Please disclose that Daniel de Liege and Mark W. Koch are underwriters or tell us why you believe these two selling security holders are not statutory underwriters.

29. We note your disclosure that says, "None of the selling shareholder who are affiliates of broker-dealers . . . ." At page 21, under "Selling Security Holders," you state that none of the selling security holders are known to be affiliates of broker-dealers. Please revise for consistency and advise.

Item 12. Recent Sales of Unregistered Securities, page 29

30. We note that you completed a private offering on April 30, 2012 in reliance on Rule 506 of Regulation D. Please revise to briefly describe the facts relied on to make the exemption available. Additionally, we are unable to locate any Forms D filed in connection with this offering. Please advise.

Signatures, page 32

31. Please revise the second signature block to include the signature of your principal accounting officer or controller. To the extent a signatory is signing in more than one capacity, please indicate each capacity in which he is signing.

Exhibit 5.1

32. Please remove the information at the bottom of the page that indicates that counsel is admitted to practice in the State of California, but not admitted in Hawaii.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3210 with any questions you may have.

Sincerely,

/s/ Susan Block

Susan C. Block
Attorney-Advisor